Exhibit 99.2

Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

Greenbrook TMS Inc.

Three months ended March 31, 2021

(Unaudited)

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	March 31,	December 31,
	2021	2020
Assets
Current assets:
Cash	$5,933,799	$18,806,742
Accounts receivable	10,736,212	10,708,062
Prepaid expenses and other	1,897,152	1,150,675
Total current assets	18,567,163	30,665,479

Property, plant and equipment (note 5)	1,760,243	1,691,336
Intangible assets (note 6)	5,628,566	5,744,399
Goodwill	3,707,650	3,707,650
Right-of-use assets (note 7)	26,475,729	26,791,544
Total assets	$56,139,351	$68,600,408

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$8,991,622	$9,523,809
Current portion of loans payable (note 9(a))	1,531,808	1,106,654
Current portion of deferred grant income (note 10)	179,527	176,746
Current portion of lease liabilities (note 7)	5,234,430	5,169,478
Lender warrants (note 9(b))	325,030	250,891
Non-controlling interest loans (note 9(c))	79,082	77,137
Deferred and contingent consideration (note 11)	4,443,040	11,369,429
Total current liabilities	20,784,539	27,674,144

Loans payable (note 9(a))	14,762,928	15,098,560
Deferred grant income (note 10)	155,239	200,567
Lease liabilities (note 7)	22,572,241	22,743,395
Total liabilities	58,274,947	65,716,666

Shareholders’ equity (deficit):
Common shares (note 12)	63,254,170	60,129,642
Contributed surplus (note 13)	3,548,936	3,348,636
Deficit	(67,828,530)	(60,201,976)
Total shareholder’s equity (deficit) excluding non-controlling interest	(1,025,424)	3,276,302
Non-controlling interest (note 21)	(1,110,172)	(392,560)
Total shareholders’ equity (deficit)	(2,135,596)	2,883,742

Basis of preparation and going concern (note 2)
Contingencies (note 14)
Subsequent events (note 23)

Total liabilities and shareholders’ equity (deficit)	$56,139,351	$68,600,408

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31,	March 31,
	2021	2020
Revenue:
Service revenue	$11,313,175	$11,420,502

Expenses:
Direct center and patient care costs	6,360,023	5,881,290
Other regional and center support costs (note 22)	4,970,936	3,393,292
Depreciation (notes 5 and 7)	1,474,334	1,406,124
	12,805,293	10,680,706

Regional operating income (loss)	(1,492,118)	739,796

Center development costs	280,433	229,507
Corporate, general and administrative expenses (note 22)	4,716,082	3,876,496
Share-based compensation	205,970	109,405
Amortization (note 6)	115,833	115,833
Interest expense	1,027,912	657,834
Interest income	(2,182)	(8,482)

Loss before income taxes	(7,836,166)	(4,240,797)

Income tax expense (note 16)	–	–

Loss for the year and comprehensive loss	$(7,836,166)	$(4,240,797)

Loss for the period attributable to:
Non-controlling interest (note 21)	$(209,612)	$(82,523)
Common shareholders of Greenbrook TMS	(7,626,554)	(4,158,274)

	$(7,836,166)	$(4,240,797)
Net loss per share (note 20):
Basic	$(0.56)	$(0.39)
Diluted	(0.56)	(0.39)

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook tms Inc.

Condensed Interim Consolidated Statements of Changes in Equity (Deficit)

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

					Non-	Total
	Common shares		Contributed		controlling	equity
Three months ended March 31, 2020	Number[1]	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2019	11,683,689	$50,185,756	$2,757,252	$(30,441,280)	$444,405	$22,946,133
Net comprehensive loss for the period	–	–	–	(4,158,274)	(82,523)	(4,240,797)
Share-based compensation (note 13)	–	–	109,405	–	–	109,405
Payments to non-controlling interest	–	–	–	–	(143,500)	(143,500)
Balance, March 31, 2020	11,683,689	$50,185,756	$2,866,657	$(34,599,554)	$218,382	$18,671,241

					Non-	Total
	Common shares		Contributed		controlling	equity
Three months ended March 31, 2021	Number[1]	Amount	surplus	Deficit	interest	(deficit)
Balance, December 31, 2020	13,502,477	$60,129,642	$3,348,636	$(60,201,976)	$(392,560)	$2,883,742
Net comprehensive loss for the period	–	–	–	(7,626,554)	(209,612)	(7,836,166)
Issuance of common shares (note 12)	231,011	3,095,799	–	–	–	3,095,799
Share-based compensation (note 13)	–	–	205,970	–	–	205,970
Exercise of warrants (note 12)	1,800	28,729	(5,670)	–	–	23,059
Payments to non-controlling interest	–	–	–	–	(508,000)	(508,000)
Balance, March 31, 2021	13,735,288	$63,254,170	$3,548,936	$(67,828,530)	$(1,110,172)	$(2,135,596)

(1) Reflects the Company’s share consolidation on February 1, 2021 (Note 2(d))

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended
	March 31,	March 31,
	2021	2020
Cash (used in) provided by

Operating activities:
Loss for the period	$(7,836,166)	$(4,240,797)
Adjusted for:
Amortization	115,833	115,833
Depreciation	1,474,334	1,406,124
Interest expense	1,027,912	657,834
Interest income	(2,182)	(8,482)
Share-based compensation	205,970	109,405
Change in fair value of lender warrants	74,139	–
Change in non-cash operating working capital:
Accounts receivable	(28,150)	(865,388)
Prepaid expenses and other	(746,477)	(53,316)
Accounts payable and accrued liabilities	(532,187)	343,154
Provisions	–	(18,792)
	(6,246,974)	(2,554,425)

Financing activities:
Interest paid	(930,461)	(656,077)
Broker warrants exercised	23,059	–
Financing costs incurred	(29,493)	–
Bank loans repaid	(19,039)	(26,158)
Principal repayment of lease liabilities	(1,335,572)	(1,132,125)
Non-controlling interest loans advanced	1,945	1,756
Distribution to non-controlling interest	(508,000)	(143,500)
	(2,797,561)	(1,956,104)

Investing activities:
Deferred and contingent consideration paid	(3,830,590)	(224,402)
Interest received	2,182	–
	(3,828,408)	(224,402)

Decrease in cash	(12,872,943)	(4,734,931)

Cash, beginning of year	18,806,742	7,947,607

Cash, end of year	$5,933,799	$3,212,676

See accompanying notes to condensed interim consolidated financial statements.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

1.	Reporting entity:

Greenbrook TMS Inc. (the “Company”), an Ontario corporation along with its subsidiaries, controls and operates a network of outpatient mental health services centers that specialize in the provision of Transcranial Magnetic Stimulation (“TMS”) therapy for the treatment of depression and related psychiatric services.

Our head and registered office is located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4. Our United States corporate headquarters is located at 8401 Greensboro Drive, Suite 425, Tysons Corner, Virginia, USA, 22102.

2.	Basis of preparation:

(a)	Going concern:

These condensed interim consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the basis of presentation outlined in note 2(b) on the assumption that the Company is a going concern and will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced losses since inception and has negative cash flow from operating activities of $6.3 million for the three months ended March 31, 2021 ($2.6 million – three months ended March 31, 2020). The COVID-19 (coronavirus) pandemic (“COVID-19”), including the related government-imposed social distancing and “shelter-in-place” measures, has had a negative impact on the overall volumes of patient treatments, increasing the impact on the Company’s negative cash flow used in operating activities. On December 31, 2020, the Company entered into a credit and security agreement (the “Credit Agreement”) for a $30 million secured credit facility (the “Credit Facility”) with Oxford Finance LLC (the “Lender”). See (note 9(a)). The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests. A failure to comply with these covenants, including a failure to meet the financial tests, would result in an event of default under the Credit Agreement and would allow the Lender to accelerate the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

Although the Company believes it will become cash flow positive in the future, the timing of this will be negatively impacted until the global impact of the COVID-19 pandemic subsides. The Company has historically been able to obtain financing from supportive shareholders and other sources when required. The Company will require additional financing to fund its operating and investing activities and such additional financing is required in order for the Company to repay its short-term obligations. The failure to raise such capital when required could result in the delay or indefinite postponement of current business objectives and additional financing may not be available on favorable terms or at all. These conditions indicate the existence of substantial doubt as to the Company’s ability to continue as a going concern. See note 23 “Subsequent events”.

These condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

(b)	Statement of compliance:

These condensed interim consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by the IASB. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards as issued by the IASB (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020.

These condensed interim consolidated financial statements comprise the accounts of Greenbrook TMS Inc., the parent company, and its subsidiaries. The Company accounts for its controlled subsidiaries using the consolidation method of accounting from the date that control commences and is deconsolidated from the date control ceases. All intercompany transactions and balances have been eliminated on consolidation.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

These condensed interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) and authorized for issue by the Board on May 14, 2021.

(c)	Basis of measurement:

These condensed interim consolidated financial statements have been prepared on a historic cost basis except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. Other measurement bases are described in the applicable notes.

Presentation of the condensed interim consolidated statements of financial position differentiates between current and non-current assets and liabilities. The condensed interim consolidated statements of net loss and comprehensive loss is presented using the function classification of expense.

Regional operating income (loss) presents regional operating income (loss) on an entity-wide basis and is calculated as total revenue less direct center and patient care costs, other regional and center support costs, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of TMS treatments to patients and the cost of the Company’s regional patient acquisition strategy.

(d)	Comparative information:

On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the common shares on the basis of a ratio that would permit the Company to qualify for a secondary listing on the NASDAQ Stock Market LLC (“Nasdaq”). On January 12, 2021, following the shareholder approval of the Share Consolidation, the Board authorized the implementation of the Share Consolidation on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. The Share Consolidation was completed on February 1, 2021 and resulted in the number of issued and outstanding common shares being reduced from approximately 67.5 million to approximately 13.5 million, on a non-diluted basis, and no fractional common shares were issued as a result of the Share Consolidation. Any fractional interest in common shares that would otherwise have resulted from the Share Consolidation were rounded up to the next whole common share, if the fractional interest was equal to or greater than one-half of a common share, and rounded down to the next whole common share if the fractional interest was less than one-half of a common share.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

2.	Basis of preparation (continued):

Effective on the date of the Share Consolidation, the exercise price and number of common shares issuable upon the exercise of outstanding stock options, warrants and other outstanding convertible securities were proportionately adjusted to reflect the Share Consolidation in accordance with the terms of such securities for the holders of such instruments.

The Company has retrospectively presented the number of common shares, options and warrants on a post-Share Consolidation basis.

In addition, certain comparative figures have been reclassified to conform with current year presentation.

3.	Significant accounting policies:

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2020 audited consolidated financial statements.

The uncertainties around the outbreak of COVID-19 required the use of judgements and estimates which resulted in no material impacts for the period ended March 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the carrying amounts of the following: goodwill and intangible assets impairment, leases, business combinations, provisions, litigation and claims.

In addition, areas involving judgements and estimation uncertainty include:

(a)	Revenue recognition:

Due to the nature of the industry and complexity of the Company’s revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

In estimating this variable consideration, the Company uses significant judgement and considers various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule for TMS (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual TMS provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

The Company updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

The above factors are not related to the creditworthiness of the large medical insurance companies and government-backed health plans encompassing the significant majority of the Company’s payors. The payors (large insurers and government agencies) have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As a result, the adjustment to reduce the transaction price and constrain the variable consideration is a price concession and not indicative of credit risk on the payors (i.e. not a bad debt expense).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

3.	Significant accounting policies (continued):

(b)	Accounts receivable:

The Company considers a default to be a change in circumstances that results in the payor no longer having the ability and intent to pay. In these circumstances, the Company will recognize a write-off against the related accounts receivable balance and a corresponding bad debt expense.

In estimating the collectability of its accounts receivable, the Company considers macroeconomic factors in assessing accounts receivable. Such factors would need to be significant in order to affect the ability and intent of the Company’s payors given their size and stature. As at March 31, 2021, no such factors were identified and therefore no bad debt was recognized (March 31, 2020 – nil).

4.	Recent accounting pronouncements:

There are no recent accounting pronouncements that are applicable or that are expected to have a significant impact on the Company.

5.	Property, plant and equipment:

	Furniture and	Leasehold
	equipment	improvements	TMS devices	Total
Cost

Balance, December 31, 2020	$175,416	$183,103	$2,126,091	$2,484,610
Additions	–	–	163,890	163,890
Balance, March 31, 2021	$175,416	$183,103	$2,289,981	$2,648,500

Accumulated depreciation

Balance, December 31, 2020	$112,176	$30,884	$650,214	$793,274
Depreciation	9,325	10,102	75,556	94,983
Balance, March 31, 2021	$121,501	$40,986	$725,770	$888,257

Net book value

Balance, December 31, 2020	$63,240	$152,219	$1,475,877	$1,691,336
Balance, March 31, 2021	53,915	142,117	1,564,211	1,760,243

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

6.	Intangible assets:

	Management	Covenant not
	service agreement	to complete	Total
Cost

Balance, December 31, 2020	$6,020,000	$310,000	$6,330,000
Additions	–	–	–

Balance, March 31, 2021	$6,020,000	$310,000	$6,330,000

Accumulated amortization

Balance, December 31, 2020	$507,240	$78,361	$585,601
Amortization	100,333	15,500	115,833

Balance, March 31, 2021	$607,573	$93,861	$701,434

Net book value

Balance, December 31, 2020	$5,512,760	$231,639	$5,744,399
Balance, March 31, 2021	5,412,427	216,139	5,628,566

7.	Right-of-use assets and leases liabilities:

The Company enters into lease agreements related to TMS devices and center locations. These lease agreements range from one year to seven years in length.

Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred.

	TMS devices	Center locations	Total
Right-of-use assets, December 31, 2020	$10,931,943	$15,859,601	$26,791,544
Additions to right-of-use assets	562,781	664,645	1,227,426
Exercise of buy-out options into property
plant and equipment	(163,890)	–	(163,890)
Depreciation on right-of-use assets	(634,537)	(744,814)	(1,379,351)
Right-of-use assets, March 31, 2021	$10,696,297	$15,779,432	$26,475,729

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

7.	Right-of-use assets and leases liabilities (continued):

Lease liabilities have been measured by discounting future lease payments using a rate implicit in the lease or the Company’s incremental borrowing rate. The Company’s incremental borrowing rate during the period ended March 31, 2021 is 10% (December 31, 2020 – 10%).

Total
Lease liabilities, December 31, 2020	$27,912,873
Additions to lease liability	1,229,370
Interest expense on lease liabilities	678,482
Payments of lease liabilities	(2,014,054)

Lease liabilities, March 31, 2021	27,806,671
Less current portion of lease liabilities	5,234,430

Long term portion of lease liabilities	$22,572,241

8.	Accounts payable and accrued liabilities:

The accounts payable and accrued liabilities are as follows:

	March 31,	December 31,
	2021	2020
Accounts payable	$7,837,391	$6,871,970
Accrued liabilities	1,154,231	2,651,839
Total	$8,991,622	$9,523,809

9.	Loans payable:

(a)	Bank loans:

		Paycheck
	Device	Protection	Credit
	Loans (i), (ii)	Program (iii)	Facility (iv)	Total
Total, March 31, 2021	$97,146	$2,811,929	$13,385,661	$16,294,736
Short Term	57,570	1,155,665	318,573	1,531,808
Long Term	$39,576	$1,656,264	$13,067,088	$14,762,928

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

(i)	During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans.

(ii)	During the year ended December 31, 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS devices to non-controlling interest holder partners. The TMS device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS center subsidiaries. These TMS device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and mature during the year ended December 31, 2021.

During the year ended December 31, 2020, the Company was released from its obligations pertaining to one of the TMS device loans assumed during the year ended December 31, 2019 in the amount of $45,680 as a result of the disposal of the related TMS device.

During the three months ended March 31, 2021, the Company repaid TMS device loans totalling $19,039 (March 31, 2020 – $26,158).

(iii)	During the year ended December 31, 2020, the Company entered into a promissory note with U.S. Bank National Association, evidencing an unsecured loan in the amount of $3,080,760 (the “Loan”) made to the Company under the U.S. Paycheck Protection Program (the “PPP”). The PPP is a program organized by the U.S. Small Business Administration established under the recently-enacted Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Loan bears interest at a fixed rate of 1.0% per annum with average monthly blended interest and capital payments of $172,145 and matures on January 23, 2023. Payments are deferred for the first 16 months under the Loan with the first payments due August 23, 2021.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

The effective interest rate used to measure the fair value of the loan is 10% and the benefit of the interest rate concession is a grant which gives the Company economic benefits over the term of the Loan and is recorded as deferred grant income (see note 10). The undiscounted face value of the Loan as at March 31, 2021 is $3,080,760 (December 31, 2020 – $3,080,760). As at the inception date, the carrying value of the debt was $2,587,871. During the three months ended March 31, 2021, $60,645 of accretion expense was recorded (March 31, 2020 – nil) and as at March 31, 2021 the carrying amount is $2,811,929 (December 31, 2020 – $2,751,284).

As U.S. federal authorities continue to update relevant policies and guidelines regarding the PPP, including some that may have retroactive effect, the Company is monitoring these developments and assessing any changes in the Company’s eligibility for the PPP or any other subsidies or support mechanisms under the CARES Act.

(iv)	On December 31, 2020, the Company entered into the Credit Agreement for the Credit Facility with the Lender. The Credit Facility provided a $15 million term loan that was funded at closing on December 31, 2020, with an option of drawing up to an additional $15 million in three $5 million delayed-draw term loan tranches within the 24 months following closing, subject to achieving specific financial milestones. All amounts borrowed under the Credit Facility will bear interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. The Credit Facility has a five-year term and amortizes over the life of the Credit Facility with 1% of the principal amount outstanding amortized over years one to four with the remaining outstanding principal repaid in installments over the fifth year. The undiscounted face value of the Credit Facility as at March 31, 2021 is $15,000,000 and the carrying amount is $13,385,661 (December 31, 2020 – $13,337,745). Transaction costs of $1,691,748 was incurred and are deferred over the term of the Credit Facility. Amortization of deferred transaction costs were $77,408 for the three months ended March 31, 2021 (March 31, 2020 - nil) and included in interest expense.

The Credit Facility contains financial covenants including consolidated minimum revenue and minimum qualified cash that became effective March 31, 2021 as well as a number of negative covenants that came into effect on December 31, 2020. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Credit Facility.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

The Company is in compliance with the financial covenants and there have been no events of default as at March 31, 2021.

(b)	Lender warrants:

	March 31,	December 31
	2021	2020
Lender warrants	$325,030	$250,891
Less: current portion of lender warrants	325,030	250,891
Long-term portion of lender warrants	$–	$–

As consideration for providing the Credit Facility, the Company issued 51,307 common share purchase warrants to the Lender, each exercisable for one common share of the Company at an exercise price of C$11.20 per common share, expiring on December 31, 2025.

As the exercise price is denoted in a different currency than the Company’s functional currency, the lender warrants are recorded as a financial liability on the condensed interim consolidated statements of financial position. As at March 31, 2021, the value of the lender warrants was $325,030 (December 31, 2020 – $250,891).

The change in fair value in the current period of $74,139 was recorded as an increase in corporate, general and administrative expenses.

To the extent that the Company draws down additional financing under the Credit Facility, the Company will be required to issue additional lender warrants in an amount equal to 3% of the amounts drawn divided by the lesser of (i) the closing price for the common shares on the day prior to the issuance of such lender warrants and (ii) the average closing price of the common shares on the Toronto Stock Exchange for the 10 days prior to the issuance of such additional lender warrants, in either case subject to approval by the Toronto Stock Exchange.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

9.	Loans payable (continued):

(c)	Non-controlling interest loans:

	March 31,	December 31,
	2021	2020
Non-controlling interest loans	$79,082	$77,137

The non-controlling interest holder partners of the Company, from time to time, provide additional capital contributions in the form of capital loans to the Company’s subsidiaries. These loans bear interest at a rate of 10%, compounded on a monthly basis. The loans are unsecured and are repayable subject to certain liquidity and solvency requirements and are classified as current liabilities.

10.	Deferred grant income:

	March 31,	December 31,
	2021	2020
Deferred grant income	$334,766	$377,313
Less: current portion of deferred grant income	179,527	176,746
Long-term portion of deferred grant income	$155,239	$200,567

The deferred grant income is due to the benefit of the interest rate concession as part of the PPP Loan (see note 9(a)). During the year ended March 31, 2021, $42,547 (March 31, 2020 - nil) of deferred grant income was recorded as a reduction of interest expense.

11.	Deferred and contingent consideration:

	March 31,	December 31,
	2021	2020
Deferred and contingent consideration	$4,443,040	$11,369,429

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

11.	Deferred and contingent consideration (continued):

On September 26, 2019, the Company, through its wholly-owned subsidiary, TMS NeuroHealth Centers, Inc., completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively “Achieve TMS”). The acquisition of Achieve TMS was subject to an earn-out based on the earnings before interest, tax depreciation and amortization (EBITDA) achieved by Achieve TMS during the twelve-month period following the closing of the acquisition.

The earn-out in relation to the acquisition of Achieve TMS was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021. Of the remaining $7,223,630 of earn-out payable, $2,780,590 was paid in cash on March 26, 2021.

Certain vendors have agreed to defer $4,443,040 of the cash earn-out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $300,000 which will be made concurrently with the deferred cash payment.

In addition, the remaining $1,050,000 of deferred consideration held in an escrow account has also been finalized as all escrow conditions have been satisfied. On March 26, 2021, the amount held in escrow as part of the acquisition of Achieve TMS was released in accordance with the membership interest purchase agreement.

12.	Common shares:

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2021 and December 31, 2020, there were nil preferred shares issued and outstanding.

		Total
	Number	amount
December 31, 2020	13,502,477	$60,129,642
Common shares issuances:
Exercise of warrants	1,800	28,729
Settlement of contingent consideration in shares	231,011	3,095,799
March 31, 2021	13,735,288	$63,254,170

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

12.	Common shares (continued):

During the three months ended March 31, 2021, the Company issued a total of 1,800 common shares upon the exercise of broker warrants (see note 13(b)).

The earn-out in relation to the acquisition of Achieve TMS was confirmed to be $10,319,429, of which $3,095,799 was settled through the issuance of an aggregate of 231,011 common shares to the vendors on March 26, 2021 (see note 11). The common shares issued were based on a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five trading days ending two trading days prior to March 26, 2021.

13.	Contributed surplus:

Contributed surplus is comprised of share-based compensation and broker warrants.

(a)	Share-based compensation – stock options:

The Company operates an equity-settled, stock options-based payment compensation plan, under which the Company pays equity instruments of the Company as consideration in exchange for employee and similar services. The plan is open to employees, directors, officers and consultants of the Company and its affiliates.

The fair value of the grant of the options is recognized as an expense in the condensed interim consolidated statements of net loss and comprehensive loss. The total amount to be expensed is determined by the fair value of the options granted. The total expense is recognized over the vesting period which is the period over which all of the service vesting conditions are satisfied. The vesting period is determined at the discretion of the Board and has ranged from immediate vesting to over three years. The maximum number of common shares reserved for issuance, in the aggregate, under the Company’s option plan (and under any other share-based compensation arrangements of the Company) is 10% of the aggregate number of common shares outstanding. As at March 31, 2021, this represented 1,373,529 common shares.

The options have an expiry date of ten years from the applicable date of issue.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

13.	Contributed surplus (continued):

	March 31, 2021		December 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of stock	exercise	of stock	exercise
	options	price	options	price
Outstanding, beginning of period	736,500	$7.35	599,634	$6.80
Granted	139,500	16.07	159,500	9.45
Cancelled	(9,667)	12.11	(22,634)	7.50
Outstanding, end of period	866,333	$8.70	736,500	$7.35

The weighted average contractual life of the outstanding options as at March 31, 2021 was 6.7 years (December 31, 2020 – 6.4 years).

The total number of stock options exercisable as at March 31, 2021 was 616,533 (December 31, 2020 – 546,367).

During the three months ended March 31, 2021, the Company recorded a total share-based options compensation expense of $205,970 (March 31, 2020 – $109,405).

The following stock options were granted during the three months ended March 31, 2021:

(i)	The fair value of the stock options granted on February 17, 2021 was estimated to be $9.03 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.36% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 4.39% and an annual risk-free interest rate of 1.11%.

The following stock options were granted during the year ended December 31, 2020:

(i)	The fair value of the stock options granted on February 3, 2020 was estimated to be $5.50 per option using the Black-Scholes option pricing model based on the following assumptions: volatility of 46.12% calculated based on a comparable company; remaining life of ten years; expected dividend yield of 0%; forfeiture rate of 0% and an annual risk-free interest rate of 2.02%.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

13.	Contributed surplus (continued):

As at March 31, 2021, the total compensation cost not yet recognized related to options granted is approximately $1,451,966 (December 31, 2020 – $530,357) and will be recognized over the remaining average vesting period of 2.32 years (December 31, 2020 – 1.70 years).

(b)	Broker warrants:

	March 31, 2021		December 31, 2020
		Weighted		Weighted
	Number	average	Number	average
	of broker	exercise	of broker	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	112,909	$12.07	213,638	$11.10
Granted	–	–	–	–
Expired	–	–	(100,729)	10.00
Exercised	(1,800)	12.07	–	–
Outstanding, end of year	111,109	$12.07	112,909	$12.07

The were no broker warrants issued during the three months ended March 31, 2021 or the year ended December 31, 2020.

The weighted average contractual life of the outstanding broker warrants as at March 31, 2021 was 0.1 years (December 31, 2020 – 0.4 years).

The total number of broker warrants exercisable as at March 31, 2021 was 111,109 (December 31, 2020 – 112,909).

The aggregate fair value of the broker warrants outstanding as at March 31, 2021 was $349,990 (December 31, 2020 – $355,660).

14.	Contingencies:

The Company may be involved in certain legal matters arising from time to time in the normal course of business. The Company records provisions that reflect management’s best estimate of any potential liability relating to these matters. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

15.	Pensions:

The Company has adopted a defined contribution pension plan for its employees whereby the Company matches contributions made by participating employees up to a maximum of 3.5% of such employees’ annual salaries. During the three months ended March 31, 2021, contributions, which were recorded as expenses within direct center and patient care costs, other regional and center support costs and corporate, general and administrative expenses, amounted to $116,197 (March 31, 2020 – $260,689).

16.	Income taxes:

During the three months ended March 31, 2021, there were no significant changes to the Company’s tax position.

17.	Risk management arising from financial instruments:

In the normal course of business, the Company is exposed to risks related to financial instruments that can affect its operating performance. These risks, and the actions taken to manage them, are as follows:

(a)	Fair value:

The Company has Level 1 financial instruments which consists of cash, accounts receivable and accounts payable and accrued liabilities which approximates their fair value given their short-term nature. The Company also has lender warrants that are considered a Level 2 financial instrument (see note 9(b)). The Company does not have any Level 3 financial instruments.

The carrying value of the non-current portion of loans payable, finance lease obligations and deferred and contingent consideration approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated statements of financial position and the market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: financial assets or financial liabilities.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

17.	Risk management arising from financial instruments (continued):

(b)	Credit risk:

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. The Company’s exposure to credit risk is mitigated in large part due to the majority of the accounts receivable balance being receivable from large, creditworthy medical insurance companies and government-backed health plans.

The Company’s aging schedule in respect of its accounts receivable balance as at March 31, 2021 and December 31, 2020 is provided below:

	March 31,	December 31,
Days since service delivered	2021	2020
0 - 90	$4,959,069	$5,009,224
91 - 180	1,890,888	2,317,030
181 - 270	1,700,847	1,746,512
270+	2,185,408	1,635,296
Total accounts receivable	$10,736,212	$10,708,062

Based on the Company’s industry, none of the accounts receivable in the table above are considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company may encounter difficulty in raising funds to meet its financial commitments or can only do so at excessive cost. The Company ensures there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and its ability to raise capital from existing or new investors and/or lenders (see note 2(a)).

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

17.	Risk management arising from financial instruments (continued):

(d)	Currency risk:

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. The Company has minimal exposure to currency risk as substantially all of the Company’s revenue, expenses, assets and liabilities are denominated in U.S. dollars. The Company pays certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments it does not give rise to significant currency risk.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to changes in interest rates on its cash and long-term debt. The Credit Facility (see note 9(a)) bears interest at a rate equal to 30-day LIBOR plus 7.75%, subject to a minimum interest rate of 8.75%. A 1% increase in interest rates would result in a $675,963 increase to interest expense on the consolidated statements of net loss and comprehensive loss over the term of the Credit Facility.

18.	Capital management:

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its shareholders’ equity (deficit), including contributed surplus and deficit, as well as loans payable.

The Company’s primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders. The Company, as part of its annual budgeting process, evaluates its estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this cash budget and taking into account its anticipated cash flows from operations and its holdings of cash, the Company validates whether it has the sufficient capital or needs to obtain additional capital.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

19.	Related party transactions:

Transactions with significant shareholder – Greybrook Health Inc.:

As at March 31, 2021, $500 is included in accounts payable and accrued liabilities for amounts payable for management services rendered and other overhead costs incurred by Greybrook Health Inc. in the ordinary course of business (December 31, 2020 – $71,286). These amounts were recorded at their exchange amount, being the amount agreed to by the parties.

During the year ended March 31, 2021, the Company recognized $58,474 in corporate, general and administrative expenses (March 31, 2020 – $102,492) related to transactions with Greybrook Health Inc.

20.	Basic and diluted loss per share:

	Three months ended
	March 31,	March 31,
	2021	2020
Net loss attributable to the shareholders of:
Greenbrook TMS	$(7,626,554)	$(4,158,274)
Weighted average common shares outstanding:
Basic and diluted	13,516,567	10,765,719
Loss per share:
Basic and diluted	$(0.56)	$(0.39)

For the three months ended March 31, 2021, the effect of 866,333 options (March 31, 2020 – 759,134), 51,307 lender warrants (March 31, 2020 – nil) and 111,109 broker warrants (March 31, 2020 – 120,853) have been excluded from the diluted calculation because this effect would be anti-dilutive.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

21.	Non-controlling interest:

As a result of operating agreements with non-wholly owned entities, the Company has control over these entities under IFRS, as the Company has power over all significant decisions made by these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities as at March 31, 2021 and December 31, 2020:

	March 31,	December 31,
	2021	2020
Cash	$1,476,672	$2,258,199
Accounts receivable, net	6,502,727	6,326,473
Prepaid expenses and other	390,083	273,295
Property, plant and equipment	923,828	926,243
Right-of-use assets	9,035,204	9,445,773
Accounts payable and accrued liabilities	1,305,361	1,184,246
Lease liabilities	9,565,559	9,822,224
Loans payable	11,354,417	9,998,536
Deficit attributable to the shareholders of Greenbrook TMS	(2,786,652)	(1,382,465)
Deficit attributable to non-controlling interest	(643,548)	(433,937)
Distributions paid to non-controlling interest	(1,518,130)	(1,010,130)
Subsidiary investment by non-controlling interest	–	45,716
Historical subsidiary investment by non-controlling interest	1,051,507	1,005,791

The following table summarizes the aggregate financial information for the Company’s non-wholly owned entities for the three months ended March 31, 2021 and March 31, 2020:

	March 31,	March 31,
	2021	2020
Revenue	$5,487,147	$4,240,797
Net loss attributable to the shareholders of Greenbrook TMS	(789,688)	(633,031)
Net loss attributable to non-controlling interest	(209,612)	(82,523)

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

22.	Expenses by nature:

The components of the Company’s other regional and center support costs include the following:

	Three months ended
	March 31,	March 31,
	2021	2020
Salaries and bonuses	$2,986,315	$2,526,190
Marketing expenses	1,984,621	867,102
Total	$4,970,936	$3,393,292

The components of the Company’s corporate, general and administrative expenses include the following:

	Three months ended
	March 31,	March 31,
	2021	2020
Salaries and bonuses	$2,886,584	$2,623,430
Professional and legal fees	750,398	402,612
Computer supplies and software	308,705	213,384
Deferral payment expense	300,000	–
Marketing expenses	161,034	305,448
Travel, meals and entertainment	21,649	125,612
Other	287,712	206,010
Total	$4,716,082	$3,876,496

The deferral payment expense of $300,000 that was recognized during the three months ended March 31, 2021 (March 31, 2020 – nil) relates to cash consideration payable to certain vendors who have agreed to defer $4,443,040 of the cash earn-out consideration owed as part of the acquisition of Achieve TMS.

Greenbrook TMS Inc.

Notes to Condensed Interim Consolidated Financial Statements (continued)

(Expressed in U.S. dollars, unless otherwise stated)

Three months ended March 31, 2021 and 2020

(Unaudited)

23.	Subsequent events:

Public offering:

As announced on May 4, 2021, the Company is currently pursuing an underwritten public offering of common shares in the United States and Canada (the “Offering”). The common shares of the Company are being offered by a syndicate of underwriters led by Stifel, Nicolaus & Company, Incorporated (the “Underwriters”). The actual number of common shares of the Company to be distributed, the price of each common share and the size of the Offering will be determined by negotiation between the Company and the Underwriters in the context of the market with final terms to be determined at the time of pricing. The Offering is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Offering is also subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.